Execution Copy

August 11, 2008

The Steak N Shake Company
500 Century Building
36 South Pennsylvania Street
Indianapolis, Indiana 46204
Attention:  Chief Financial Officer

Re:	Amendment No. 8 to Amended and Restated Note Purchase and Private Shelf Agreement

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Note Purchase and Private Shelf Agreement dated as of September 20, 2002, as amended by that certain Amendment No. 1 dated December 18, 2002, that certain Amendment No. 2 dated May 21, 2003, that certain Amendment No. 3 dated September 17, 2003, that certain Amendment dated November 7, 2005, that certain Amendment No. 5 dated October 30, 2007, that certain Amendment No. 6 dated December 5, 2007 and that certain Amendment No. 7 dated May 16, 2008 (as so amended, the “Note Agreement”) among The Steak N Shake Company, an Indiana corporation (the “Company”), Prudential Investment Management, Inc., The Prudential Insurance Company of America and each Prudential Affiliate which has or may become a party thereto in accordance with the terms thereof (collectively, “Prudential”), pursuant to which the Company issued and sold and Prudential purchased the Company’s senior fixed rate notes from time to time.  Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Note Agreement.

The Company has advised Prudential that Events of Default exist under paragraph 7A(v) of the Note Agreement as a result of the Company’s failure to comply with the provisions of paragraph 6A of the Note Agreement and the provisions of paragraph 6C(2) of the Note Agreement as of and for the fiscal quarter of the Company ending on or about June 30, 2008 (the “Existing Events of Default”).

The Company has requested that Prudential waive the Existing Events of Default.  The Company has further requested that the Holders agree to amend the Note Agreement as more particularly set forth below.

Subject to the terms and conditions hereof, the Holders are willing to agree to such requests.  Accordingly, and in accordance with the provisions of paragraph 11C of the Note Agreement, the parties hereto agree as follows:

SECTION 1.  Amendment.  From and after the Effective Date (as defined in Section 4 below), the Note Agreement is amended as follows:

1.1.                       A new paragraph 4B(3) is added to the Note Agreement as follows:

“4B(3).                                 Pro Rata Prepayments.  Until such time as the holders of the Notes have received an amendment to the Intercreditor Agreement in form acceptable to the holders of the Notes, executed by the Collateral Agent and the Bank, which amends the Intercreditor Agreement such that upon the occurrence of an Enforcement (as defined in the Intercreditor Agreement) the participations to be purchased under Section 6 of the Intercreditor Agreement shall be in an amount so as to cause the outstanding principal amount of the Notes divided by the outstanding principal amount of the Loan and Reimbursement Obligations (as defined in the Intercreditor Agreement) to equal the Pro Rata Share, or such other form acceptable to the holders of the Notes, on any date when the aggregate Indebtedness under the Credit Agreement is reduced below the Threshold Amount (including, without limitation, as a result of an application of proceeds to the payment of Indebtedness under the Credit Agreement pursuant paragraph 6C(7)(iii)), then, on such date the Company shall prepay a principal amount of the Notes equal to the Pro Rata Amount with respect to such reduction, together with interest thereon to such date and together with the Yield-Maintenance Amount, if any, with respect to each Note.  Any partial prepayment of the Notes pursuant to this paragraph 4B(3) shall be applied in satisfaction of the required payments of principal thereof (including the required payment of principal due upon the maturity thereof) in the inverse order of their scheduled due dates.

1.2.                       The last sentence of paragraph 4E of the Note Agreement is amended in its entirety as follows:

“In the case of each prepayment of less than the entire unpaid principal amount of all outstanding Notes pursuant to paragraph 4B(2), 4B(3) or 4C, the amount to be prepaid shall be applied pro rata to all outstanding Notes (excluding any Notes prepaid or otherwise retired or purchased or otherwise acquired by the Company or any of its Subsidiaries or Affiliates) according to the respective unpaid principal amounts thereof.”

1.3.                       A new paragraph 5J is added to the Note Agreement to read as follows:

5J.            Mortgages.  At all times on and after November 21, 2008, the Company shall have, and shall have caused its Subsidiaries to have, executed and delivered to the Collateral Agent and the holders of the Notes such mortgages and leasehold mortgages in favor of the Collateral Agent for the benefit of the Bank and the holders of the Notes securing the Senior Indebtedness (as defined in the Intercreditor Agreement) (the “Mortgages”), each in form and substance satisfactory to the Required Holders, so that substantially all (or such lesser amount as is consistent with Prudential Capital Group’s reasonable practices for similar transactions under similar circumstances) of the real property owned or leased by the Company or its Subsidiaries shall be subject to a Mortgage, each duly filed and recorded in all such places so as to perfect the liens intended to be created thereby.  With respect to the real estate subject to each Mortgage, the Company shall have delivered to the Collateral Agent and the holders of the Notes, at or before the time such Mortgage is delivered to the Collateral Agent, (a) from a title company acceptable to the Required Holders, a prepaid mortgagee title insurance policy in form acceptable to the Required Holders, in an amount at least equal to the estimated fair market value of such real estate and the improvements thereon, insuring the lien of such mortgage with respect to such real estate as a valid, prior lien on such real estate subject only to such exceptions as shall be approved by the Required Holders and containing such endorsements as may be required by the Required Holders, (b) an ALTA/ACSM Land Title Survey with respect to such real estate, dated (or updated and recertified) as of a recent date, certified to the holders of the Notes by a land surveyor licensed in the jurisdiction in which such real estate is located, and satisfactory to the Required Holders, and (c) a Phase 1 environmental assessment, and such additional environmental assessments and reports as the Required Holders may request, satisfactory to the Required Holders, and each holder of the Notes shall be satisfied with the environmental condition of such real estate.”

1.4.                       Paragraph 6A of the Note Agreement is amended in its entirety to read as follows:

“6A.                       Debt Service Coverage Ratio.  The Company will not permit the Debt Service Coverage Ratio to be less than (i) 0.90 to 1.00 at any time on or prior to the fiscal period ending on (or nearest to) December 19, 2007, (ii) 0.70 to 1.00 at any time on or after the fiscal period beginning on (or nearest to) December 19, 2007 to the fiscal period ending on (or nearest to) June 30, 2009 and (iii) 1.25 to 1.00 at any other time.”

1.5.                       The proviso appearing at the end of paragraph 6C(2) (Debt) of the Note Agreement is amended in its entirety and the following is hereby substituted therefore:

“provided that for each period of four (4) consecutive fiscal quarters, the Company shall, at all times, maintain a ratio of Consolidated Debt to consolidated EBITDA (the “Leverage Ratio”) not exceeding (i) 3.75 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) December 30, 2007, (ii) 4.75 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) March 30, 2008, June 29, 2008 and September 30, 2008, (iii) 4.00 to 1.00 for the four consecutive fiscal quarter periods ending on (or nearest to) December 31, 2008, (iv) 3.50 to 1.00 for the four consecutive fiscal quarter periods ending on (or nearest to) March 31, 2009 and June 30, 2009, and (v) 2.75 to 1.00 at any other time; further provided that for purposes of the Leverage Ratio, all current and future Capitalized Lease Obligations shall, for so long as the underlying leases are in effect, at all times be included in the computation of Consolidated Debt of the Company notwithstanding any subsequent reclassification of such Capitalized Lease Obligations as operating leases under generally accepted accounting principles (and with respect to such rental obligations that are reclassified as operating leases, the amount of such rental obligations included in the computation of Consolidated Debt shall be the amount that would otherwise be required to be capitalized in accordance with generally accepted accounting principles if such rental obligations were in fact Capitalized Lease Obligations (it being understood and agreed that if the Company and/or its Subsidiaries has Capitalized Lease Obligations at the time of calculating the capitalized amount of such operating leases, such calculation of the capitalized amount of such operating leases shall be performed consistent with the methodology used to calculate the capitalized amount of such Capitalized Lease Obligations)).  Together with the delivery of financial statements required by paragraphs 5A(i) and (ii), for each Capitalized Lease Obligation reclassified as an operating lease the Company will deliver to each Significant Holder an Officer’s Certificate demonstrating the computation (including disclosing the discount rate used in each such computation) of the capitalized portion of such operating lease required to be included in the computation of Consolidated Debt for purposes of the Leverage Ratio pursuant to the immediately preceding proviso.”

1.6.                       Paragraph 6C(2A) is amended in its entirety to read as follows:

“6C(2A).                                 Leverage Fee.  In addition to interest accruing on the Notes, the Company agrees to pay to the holders of the Notes a fee (the “Leverage Fee”) with respect to each fiscal quarter of the Company, beginning with the fiscal quarter ending on (or nearest to) March 31, 2008, on the last day of which the Leverage Ratio for the four most recent fiscal quarters then ended is equal to or greater than 3.00 to 1.00.  The Leverage Fee payable for any fiscal quarter with respect to each Note shall be a dollar amount equal to (a) the product obtained by multiplying (i) (1) for each fiscal quarter ending before November 21, 2008 (A) .010 if the Leverage Ratio is less than 4.00 to 1.00, and (B) .025 if the Leverage Ratio is equal to or greater than 4.00 to 1.00 and (2) for each fiscal quarter ending on or after November 21, 2008 (A) .025 if the Leverage Ratio is less than 4.00 to 1.00, and (B) .040 if the Leverage Ratio is equal to or greater than 4.00 to 1.00, in either case times (ii) the Weighted Dollar Average (as defined below) of the principal balance of such Note during the fiscal quarter to which the Leverage Fee relates and (b) dividing the product thus obtained by four.  The Leverage Fee for each applicable fiscal quarter shall be payable in arrears on the date upon which the financial statements for such fiscal quarter are to be delivered under paragraph 5A(i) (or paragraph 5A(ii), if the applicable fiscal quarter is the last fiscal quarter in a fiscal year).  If the Company fails to deliver financial statements under paragraphs 5A(i) or 5A(ii) for any fiscal quarter or fiscal year by the date such delivery is due, and fails to provide such financial statements within five (5) days of written notice of such failure given to the Company, then the Company shall be deemed to owe the Leverage Fee for such fiscal quarter and shall make the payment required for such fiscal quarter on the date due pursuant to the preceding sentence.  Payment of the Leverage Fee shall be made pursuant to the terms of paragraph 11A.

The acceptance of the Leverage Fee by any holder of a Note shall not constitute a waiver of any Default or Event of Default, including, without limitation, any Default or Event of Default under paragraph 6C(2).  The consequences for the failure to pay the Leverage Fee when due shall be governed by paragraph 7A(ii) hereof, treating the Leverage Fee, for such purposes and for the purpose of determining the amount payable upon acceleration of the Notes, as interest.

As used in this paragraph 6C(2A), “Weighted Dollar Average” shall mean, with respect to any Note, during any fiscal quarter of the Company, a dollar amount determined by adding together the daily outstanding principal balance of such Note during such fiscal quarter and dividing the amount thus obtained by the total number of days in such fiscal quarter.”

1.7.                       Paragraph 6C(11) of the Note Agreement is amended and restated in its entirety as follows:

“6C(11).                                 Restricted Payments.  At any time declare or make, or become obligated to declare or make, any Restricted Payment.”

1.8.                       Paragraph 6D of the Note Agreement is amended and restated in its entirety as follows:

“6D.                       Availability under Credit Agreement.  The Company shall not permit at any time there not to be in full force and effect a commitment by the Banks under a Credit Agreement to make revolving loans to the Company in an aggregate outstanding principal amount of up to at least $30,000,000, and on and after November 21, 2008 no portion of such commitment shall have a scheduled termination date prior to one year after such time.”

1.9.                       New paragraphs 6E and 6F are added to the Note Agreement as follows:

“6E.                       Management Fees.  The Company will not, and will not permit any Subsidiary to, pay, agree to pay or set aside funds for the payment of, any management fees, consulting fees, advisory fees or similar fees or expenses to any of its employees, directors or holders of its capital stock or other equity interests, or any Affiliate thereof, either directly or indirectly, whether in cash or property or otherwise, provided that the Company may reimburse out-of-pocket expenses in an aggregate amount not to exceed $500,000 incurred by Western Sizzlin and the Lion Fund in connection with the proxy contest among the shareholders of the Company in calendar year 2008.

6F.            Compensation.  The Company will not, and will not permit any Subsidiary to, pay, agree to pay or set aside funds for the payment of any salary, bonus or other compensation, either directly or indirectly, whether in cash or property or otherwise, to (i) its Chief Executive Officer or similar officer in an aggregate amount not to exceed $500,000 in any full fiscal year, and a lesser proportionate amount for any period of less than a full fiscal year, or (ii) to any other employee, except, solely with respect to such other employees, salaries, bonuses and other compensation that is market-based, consistent with reasonable business practices and sound business judgment and reflective of the performance of the Company.”

1.10.                       Paragraph 10A of the Note Agreement is amended by amending the following defined terms therein in their entirety as follows:

“Called Principal” shall mean, with respect to any Note, the principal of such Note that is to be prepaid pursuant to paragraph 4B(2), 4B(3) 4C, is put to the Company pursuant to paragraph 5G or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

“Settlement Date” shall mean, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to paragraph 4B(2), 4B(3) or 4C, is put to the Company pursuant to paragraph 5G or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

1.11.                       Paragraph 10B of the Note Agreement is amended by adding, or amending and restating, as applicable, the following defined terms:

“Collateral” shall mean all accounts, accounts receivable, inventory, machinery, equipment, general intangibles, fixtures and all other tangible or intangible personal property of the Company and its Subsidiaries, whether now owned or hereafter acquired and whether now or hereafter existing; provided that on and after November 21, 2008, “Collateral” shall include substantially all (or such lesser amount as is consistent with Prudential Capital Group’s reasonable practices for similar transactions under similar circumstances) real property owned or leased by the Company and its Subsidiaries, and all improvements thereon, whether now owned or hereafter acquired and whether now or hereafter existing.

“Collateral Documents” shall mean the Security Agreement, the Mortgages and any other agreement, document or instrument in effect on the Seventh Amendment Effective Date or executed by the Company or any Subsidiary after the Seventh Amendment Effective Date under which the Company or such Subsidiary has granted a lien upon or security interest in any property or assets to the Collateral Agent to secure all or any part of the obligations of the Company under this Agreement or the Notes or of any Guarantor under any Guaranty Agreement, and all financing statements, certificates, documents and instruments relating thereto or executed or provided in connection therewith, each as amended, restated, supplemented or otherwise modified from time to time.

“EBITDA” shall mean earnings before interest, taxes, depreciation and amortization, plus, to the extent deducted in determining the same, the Specified Impairment Charge, all determined in accordance with generally accepted accounting principles.

“Debt Service Coverage Ratio” shall mean the ratio of (i) consolidated net income of the Company and Subsidiaries plus, to the extent deducted in determining the same, interest expense, rental expense and the Specified Impairment Charge to (ii) the sum of interest expense, rental expense, the current portion of all lease obligations and the current portion of Debt, in each case for the period of four consecutive fiscal quarters (or in the case of the current portion of Debt, as of the last day of the fiscal quarter) of the Company most recently ended as of any time of determination.

“Mortgages” shall have the meaning given in paragraph 5J hereof.

“Pro Rata Amount” shall mean, with respect to any reduction of Indebtedness under the Credit Agreement, the product of the Pro Rata Share multiplied by the Reduction with respect to such reduction, less any payments of principal made on the Notes pursuant to paragraph 4A or 4B(1) after August 11, 2008 and not previously subtracted to compute the Pro Rata Amount.

“Pro Rata Share” shall mean (i) $17,142,857 divided by (ii) $11,640,000.

“Reduction” shall mean, with respect to any reduction of Indebtedness under the Credit Agreement, the difference between (i) the Threshold Amount immediately prior to such reduction and (ii) the aggregate Indebtedness outstanding under the Credit Agreement after giving effect to such reduction.

“Specified Impairment Charge” shall mean that certain non-cash impairment charge incurred on or before July 2, 2008 by the Company as a result of the closing of 12 retail restaurant locations and the write down in value of 14 other retail restaurant locations, in an aggregate amount not to exceed $17,500,000, provided that for purposes of calculating the Debt Service Coverage Ratio, the amount of the “Specified Impairment Charge” shall be determined on an after-tax basis.

“Threshold Amount” shall mean $11,640,000, less the aggregate amount of all Reductions (without duplication).

SECTION 2.                                            Waiver.  Effective on the Effective Date, Prudential hereby waives the Existing Events of Default, provided that the Company would have been in compliance with the provisions of paragraph 6A and the provisions of paragraph 6C(2) as of the fiscal quarter of the Company ended on or about June 30, 2008 if the amendments to the Note Agreement in Section 1 hereof had been effective as of the end of such fiscal quarter.

SECTION 3.  Representations and Warranties.  The Company represents and warrants that  (a) each representation and warranty set forth in paragraph 8 of the Note Agreement is true and correct as of the date of execution and delivery of this letter by the Company with the same effect as if made on such date (except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and correct as of such earlier date); (b) after giving effect to the amendments set forth in Section 1 hereof and the waivers in Section 2 hereof, no Event of Default or Default exists or has occurred and is continuing on the date hereof and (c) neither the Company nor any of its Subsidiaries has paid or agreed to pay, and neither the Company nor any of its Subsidiaries will pay or agree to pay, any fees or other consideration to any Bank or any other Person in connection with the waiver and amendment referenced in Section 4.2 hereof except an amendment fee in the aggregate not to exceed $30,000.

SECTION 4.  Conditions Precedent.  This letter shall be deemed effective on the date (the “Effective Date”) each of the following conditions shall have been satisfied:

4.1.                       Documents.  Prudential shall have received original counterparts or, if satisfactory to Prudential, certified or other copies of all of the following, each duly executed and delivered by the party or parties thereto, in form and substance satisfactory to Prudential, dated the Effective Date unless otherwise indicated, and on the Effective Date in full force and effect with no event having occurred and being then continuing that would constitute a default thereunder or constitute or provide the basis for the termination thereof:

(i)            this letter; and

(ii)            such other certificates, documents and agreements as Prudential may reasonably request.

4.2.                       Waiver and Amendment to Credit Agreement.  Prudential shall have received a copy of the executed waiver and amendment to Credit Agreement, in form and substance satisfactory to Prudential, and such waiver amendment shall be in full force and effect.

4.3.                       Amendment Fee.                                                       The Company shall have paid to the holders of the Notes, by wire transfer of immediately available funds, such holder’s ratable portion (in proportion to the aggregate principal amount of the Notes held by such holders as of the Effective Date) of an amendment fee in the aggregate amount, for all holders of the Notes, of $30,000.

4.4.                       Proceedings.  All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to Prudential, and Prudential shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

Upon execution hereof by the Company, this letter and each of the other  foregoing documents should be returned to: Prudential Capital Group, Two Prudential Plaza, Suite 5600, Chicago, Illinois 60601, Attention:  Wiley S. Adams.

SECTION 5.                                            Reference to and Effect on Note Agreement.  Upon the effectiveness of this letter, each reference to the Note Agreement and the Notes in any other document, instrument or agreement shall mean and be a reference to the Note Agreement and the Notes as modified by this letter.  Except as specifically set forth in Sections 1 and 2 hereof, each of the Note Agreement and the Notes shall remain in full force and effect and each is hereby ratified and confirmed in all respects.  The execution, delivery and effectiveness of this letter shall not be construed as a course of dealing or other implication that Prudential or any holder of any Note has agreed to or is prepared to grant any waivers or consents or agree to any amendments to the Note Agreement in the future, whether or not under similar circumstances.

SECTION 6.                                            Expenses.  The Company hereby confirms its obligations under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by Prudential or any holder of any Note, all reasonable out-of-pocket costs and expenses, including attorneys’ fees and expenses, incurred by Prudential or any holder of any Note in connection with this letter agreement or the transactions contemplated hereby, in enforcing any rights under this letter, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this letter or the transactions contemplated hereby.  The obligations of the Company under this Section 6 shall survive transfer by any holder of any Note and payment of any Note.

SECTION 7.                                            Reaffirmation. Each Guarantor hereby consents to the terms and conditions of this letter and hereby ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under the Guaranty Agreement, including without limitation, with respect to the Note Agreement as amended by this letter.  The Company hereby reaffirms its grant of liens in the Collateral under the Security Agreement and confirms that such liens continue to secure the Obligations (as defined in the Security Agreement), including without limitation, under the Note Agreement as amended by this letter.

SECTION 8.                                            Release.  The Company and the Guarantors hereby release, remise, acquit and forever discharge Prudential and their employees, agents, representatives, consultants, attorneys, fiduciaries, servants, officers, directors, partners, predecessors, successors and assigns, subsidiary corporations, parent corporations and related corporate divisions (collectively, “Released Parties”) from any and all actions and causes of action, judgments, executions, suits, debts, claims, demands, liabilities, obligations, damages and expenses of any and every character, known or unknown, direct and/or indirect, at law or in equity, of whatsoever kind or nature, whether heretofore or hereafter arising, for or because of any matter or thing done, omitted or suffered to be done by any Released Party prior to and including the date or execution hereof and in any way directly or indirectly arising out of or in any way connected to this letter and the Transaction Documents , including but not limited to, claims relating to any actions taken in connection with the administration of the investment evidenced by the Notes (collectively, the “Released Matters”).  The Company and the Guarantors acknowledge that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters.  The Company and the Guarantors represent and warrant to Prudential that they have not purported to transfer, assign or otherwise convey any right, title or interest in any Released Matter to any other Person and that the foregoing constitutes a full and complete release of all Released Matters.

SECTION 9.  Governing Law.  THIS LETTER SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF ILLINOIS (EXCLUDING ANY CONFLICTS OF LAW RULES WHICH WOULD OTHERWISE CAUSE THIS LETTER TO BE CONSTRUED OR ENFORCED IN ACCORDANCE WITH, OR THE RIGHTS OF THE PARTIES TO BE GOVERNED BY, THE LAWS OF ANY OTHER JURISDICTION).

SECTION 10.  Counterparts; Section Titles.  This letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.  Delivery of an executed counterpart of a signature page to this letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this letter.  The section titles contained in this letter are and shall be without substance, meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

[signature page follows]

Very truly yours,

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By: /s/ Julia Buthman
       Julia Buthman, Vice President

THE PRUDENTIAL INSURANCE COMPANY
     OF AMERICA

By: /s/ Julia Buthman
       Julia Buthman, Vice President

PRUCO LIFE INSURANCE COMPANY

By: /s/ Julia Buthman
       Julia Buthman, Vice President

UNITED OF OMAHA LIFE INSURANCE
COMPANY

By:                       Prudential Private Placement Investors,
L.P. (as Investment Advisor)

By:                       Prudential Private Placement Investors, Inc.
(as its General Partner)

By: /s/ Julia Buthman
       Julia Buthman, Vice President

Agreed and Accepted:

THE STEAK N SHAKE COMPANY

By:       /s/ David C. Milne
Name:  David C. Milne
Title: Vice President, General Counsel, Corporate Secretary

STEAK N SHAKE OPERATIONS, INC.

By:       /s/ David C. Milne
Name:  David C. Milne
Title: Vice President, General Counsel, Corporate Secretary

SNS INVESTMENT COMPANY

By:       /s/ David C. Milne
Name:  David C. Milne
Title: Vice President, General Counsel, Corporate Secretary

STEAK N SHAKE ENTERPRISES, INC.

By:       /s/ David C. Milne
Name:  David C. Milne
Title: Vice President, General Counsel, Corporate Secretary